Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated January 28, 2011

Final Terms and Conditions – 20NC10 Fixed Rate Callable Notes

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Callable Medium Term Notes, Series B

Issuer Senior Long-Term
Debt Ratings:	Aa2 (negative outlook) / AA (negative outlook)

CUSIP:	89233P4X1

Trade Date:	January 28, 2011

Original Issue Date:	February 2, 2011

Stated Maturity Date:	February 3, 2031

Principal Amount:	$20,000,000

Issue Price:	100.00%

Agent’s Discount or Commission:
0.00%.  The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

All-in Price to Issuer:	100.00%

Net Proceeds to Issuer:	$20,000,000

Interest Rate:	5.00% per annum

Interest Payment Frequency:	Semi-annually

Initial Interest Payment Date:	August 2, 2011

Interest Payment Dates:	Each February 2 and August 2, beginning August 2, 2011 and ending August 2, 2030 and on the Stated Maturity Date (long final coupon)

Day Count Convention:	30/360

Redemption:
The Notes are subject to redemption by the Issuer, in whole and not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on February 2, 2021 upon 5 Business Days’ notice.

Business Day Convention:	Modified Following

Period End Dates:	unadjusted

Business Days:	New York

Governing Law:	New York

Calculation Agent:	Deutsche Bank Trust Company Americas

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Form of Note:	Book-entry only

Agent:	Deutsche Bank Securities Inc.

DTC Number:	#50

Risk Factor:
Early Redemption Risk. The Issuer retains the option to redeem the Notes in whole on February 2, 2021.  It is more likely that the Issuer will redeem the Notes prior to their Stated Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of a comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed prior to their Stated Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.

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